MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel
DATE:	January 5, 2017
SUBJECT:	Response to Comments to the Proxy Statement filed as PRE14A on December 19, 2016 for JNL Series Trust ("JNLST" or "Registrant") File No: 811-8894 (the "Proxy Statement")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments to the Proxy Statement received via telephone on December 22, 2016.

The comments are repeated below in italics, with responses immediately following.

1.
Please confirm that the investment strategy changes described in the Proxy Statement should be listed as a proposal requiring shareholder approval; if so, please list fundamental policy changes and investment strategy changes as separate proposals.

RESPONSE: The Registrant has determined that only the fundamental policy changes require shareholder approval.  As such, the proposals to be voted upon by shareholders have been updated as follows:

1.	JNL/Capital Guardian Global Balanced Fund (the "Fund") only. To approve or disapprove certain fundamental policy ~~and investment strategy~~ changes for the Fund ("Proposal" or "~~Fund~~Policy Changes").

2.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

2.
On page 1 of the Proxy Statement, please conform the sentence stating that, "a proxy shall be revocable at any time prior to its exercise by a written notice addressed to and received by the Secretary of the Trust or by voting at the meeting" with the language provided in the Proxy Statement on page 2 under "Revocation."

RESPONSE:  The Registrant has replaced the sentence on page 1 of the Proxy Statement referenced above with the language under the "Revocation" section on page 2 of the Proxy Statement.

3.	On page 1 of the Proxy Statement under the section entitled "Required Vote," consider putting this language in Plain English.

RESPONSE: The Registrant has edited the disclosure accordingly.

4.
On page 2 of the Proxy Statement under the section entitled "Contract Owner Voting Instructions," please add the language stating that as a result of proportionate voting, a small number of Contract Owners could determine the outcome of the Proposal.

RESPONSE: The Registrant has added the requested language.

5.	On pages 3-4 of the Proxy Statement, please provide side-by-side comparisons of the current and new investment objectives, investment strategies, and risks.

RESPONSE: The Registrant has updated the Proxy Statement to include side-by-side comparisons of the investment objectives, investment strategies, and principal risks.

6.	Please disclose whether the proposal will increases the Fund's fees.

RESPONSE:  The Registrant has updated the disclosure in the Proxy Statement as follows:

Additionally, there will be changes to the total expenses for the Fund.  The management fee under the master-feeder structure will be greater than the management fee under the current sub-adviser structure. However, JNAM has contractually agreed to waive a portion of the management fee under the master-feeder structure, which will result in a lower total annual fund operating expense ratio for the Fund than is currently in place. I~~t is estimated that the total annual fund operating expense ratio for the Fund will be lower than those of the Fund currently.~~ The Fund, operating as a feeder fund, will bear its own operating expenses as well as its pro rata share of its Master Fund's fees and expenses.  Because the Fund will be investing all of its assets in a Master Fund, Shareholders will bear the fees and expenses of both the Fund and the Master Fund in which the invests. The Board has approved the expense changes for the Fund reflected in the tables below.  Fees and expenses for the Fund are based on those incurred for the fiscal year ended December 31, 2015.  The pro forma fees and expenses of the Fund assume that the ~~Fund~~Policy Changes had been in effect for the year ended December 31, 2015.

7.	On page 4 of the Proxy Statement, please explain what the italicized font and the strike-through font mean, if the side-by-side comparisons will not be provided.

RESPONSE:  The Registrant has updated the Proxy Statement to include side-by-side comparisons of the investment objectives and investment strategies, and, as a result, the Proxy Statement no longer contains italicized font and strike-through font in this section.

8.	On page 5 of the Proxy Statement, please revise the fundamental policies listed in the table to be in Plain English.

RESPONSE:  The Registrant respectfully declines this comment. If the proposal is approved by shareholders, the Feeder Fund will be subject to the same restrictions of its corresponding Master Fund. Because the fundamental policies of the Master Fund are to be the fundamental policies of the Feeder Fund, we are unable to change the language of these fundamental policies.

9.
On page 7 of the Proxy Statement, please confirm that the current expenses and the proforma expenses include the management fees for both the Master Fund and the proposed Feeder Fund.  If the management fee for the Master Funder is not listed in the "Management Fee" row of the expense table, please provide an explanation.

RESPONSE: The Registrant has updated the Annual Operating Expenses table to include the management fee of the Master Fund in the row, "Management Fee," as follows:

Annual Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
	Current Expenses		Pro Forma Expenses [1] (assuming the Proposal is approved by Shareholders)
	Class A	Class B	Class A	Class B
Management Fee	0.65%	0.65%	~~0.65~~0.93%	~~0.65~~0.93%
Distribution and/or Service Fees (12b-1 fees)	0.20%	0.00%	0.20%	0.00%
Other Expenses[2]	0.16%	0.16%	~~0.15~~0.17%	~~0.15~~0.17%
Acquired Fund Fees and Expenses[3]	0.01%	0.01%	~~0.30~~0.00%	~~0.30~~0.00%
Total Annual Fund Operating Expenses	1.02%	0.82%	1.30%	1.10%
Less Waiver/Reimbursement[4]	0.00%	0.00%	0.40%	0.40%
Total Annual Fund Operating Expenses After Waiver/Reimbursement	1.02%	0.82%	0.90%	0.70%
1 The fees shown for the Feeder Fund Structure reflect the expenses for both the Fund and the Master Fund.
2 "Other Expenses" includes an Administrative Fee of 0.15% for the Fund, which is payable to JNAM.
3 Acquired Fund Fees and Expenses are the indirect expenses of investing in other investment companies.  Accordingly, the expense ratio presented in the Financial Highlights section of the prospectus will not correlate to the Total Annual Operating Expense disclosed above.
4 JNAM has contractually agreed to waive 0.40% of the management fees for the Fund, under the proposed feeder fund structure, for all net assets. This fee waiver will continue for at least one year from the date of the Fund's prospectus unless the Board of Trustees approves a change in or elimination of the waiver.

10.
If the fundamental policy changes and the investment strategy changes are included in the Proxy Statement as separate proposals, please disclose in the Proxy Statement whether one proposal is contingent upon the other.

RESPONSE:  The Registrant has revised the Proxy Statement to remove the investment strategy changes as a proposal requiring shareholder approval, and, as a result, no proposal in the Proxy Statement is contingent upon the other.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc: File